Exhibit 99.2

NOTICE OF THE ANNUAL

GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of CNH Industrial N.V. (the “Company” or “CNH Industrial”) is convened at 09:00 a.m. CEST on Friday, April 13, 2018, at Radisson Blu Hotel Amsterdam Airport, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2017

a.	Application of the remuneration policy in 2017 (discussion only item)

b.	Corporate governance and compliance with Dutch Corporate Governance Code (discussion only item)

c.	Policy on additions to reserves and on dividends (discussion only item)

d.	Adoption of the 2017 Annual Financial Statements (voting item)

e.	Determination and distribution of dividend (voting item)

f.	Release from liability of the executive directors and the non-executive directors of the Board (voting item)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND OF THE NON-EXECUTIVE DIRECTORS

a.	Re-appointment of Sergio Marchionne (voting item)

b.	Re-appointment of Richard J. Tobin (voting item)

c.	Re-appointment of Mina Gerowin (voting item)

d.	Re-appointment of Suzanne Heywood (voting item)

e.	Re-appointment of Léo W. Houle (voting item)

f.	Re-appointment of Peter Kalantzis (voting item)

g.	Re-appointment of John B. Lanaway (voting item)

h.	Re-appointment of Silke C. Scheiber (voting item)

i.	Re-appointment of Guido Tabellini (voting item)

j.	Re-appointment of Jacqueline A. Tammenoms Bakker (voting item)

k.	Re-appointment of Jacques Theurillat (voting item)

4.	RE-APPOINTMENT OF INDEPENDENT AUDITOR

Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting item)

5.	RENEWAL AND EXTENSION OF THE EXISTING DELEGATIONS TO THE BOARD AS AUTHORIZED BODY TO ISSUE SHARES, TO GRANT RIGHTS AND TO RESTRICT STATUTORY PRE-EMPTIVE RIGHTS

a.	Delegation of the Board as authorized body to issue common shares, to grant rights to acquire common shares in the capital of the Company (voting item)

b.	Delegation of the Board as authorized body to limit or exclude statutory pre-emptive rights to the issuance of common shares in the capital of the Company (voting item)

c.	Delegation of the Board as authorized body to issue special voting shares in the capital of the Company (voting item)

6.	REPLACEMENT OF THE EXISTING AUTHORIZATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING ITEM)

7.	CLOSE OF MEETING

AGM documentation

The AGM documentation:

•	CNH Industrial Annual Report 2017 (Report on Operations, Consolidated Financial Statements and Separate Financial Statements) and the Independent Auditor’s Report,

•	the explanatory notes to the Agenda with proposed resolutions and information about members of the Board of Directors whose re-appointment has been proposed,

•	statement of the issued share capital and voting rights at the date of this notice, and

•	instructions and proxy forms for participation and voting at the AGM,

is available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings). This documentation is also available at the Company’s principal office at 25 St. James’s Street London, SW1A 1HA (United Kingdom) for shareholders and other persons entitled to attend the meeting, who will receive a copy free of charge upon request.

Participation and record date

Shareholders can hold Company shares in four ways:

•	shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the “Loyalty Shareholders”) registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both, the “Agents”);

•	shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

•	shareholders holding common shares in a bank, brokerage or other intermediary account with the Depository Trust Company (the “DTC Participant Account”);

•	shareholders holding common shares in an intermediary account in the Monte Titoli system (the “Monte Titoli Participant Account”).

Under Dutch law and the Company’s Articles of Association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct) must (i) be registered as of March 16, 2018 (the “Record Date”) in the register established for that purpose by the Board of Directors (the “AGM Register”) after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the registered shareholder list administrated by the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the list of the entitled shareholders provided by the bank, brokerage or other intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send AGM materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form that allows shareholders to authorize someone else to attend and vote their shares on their behalf at the AGM in accordance with their instructions. The proxy form will also be available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Loyalty Shareholders and/or Registered Shareholders, will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant AGM Agent by 11:00 p.m. CEST on April 6, 2018 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account who wish to attend the AGM (either in person or by proxy), must request that their Intermediary issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CEST on April 6, 2018 to Computershare S.p.A.

Shareholders requesting to attend the AGM (either in person or by proxy) will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate to be submitted by the entitled attendees on April 13, 2018 to enter the AGM. The Attendance Card also contains a proxy form section, which allows these shareholders to authorize someone else to attend and vote their shares on their behalf at the AGM. Prior to the AGM, the Attendance Card and a copy of the written power of attorney (if applicable) must be presented at the registration desk.

Alternatively, the above-mentioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CEST on April 6, 2018 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM will be required to show a valid identity document at the registration desk prior to admission to the AGM.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73, 10126 Torino (Italy)

cnhi@computershare.it or cnhi@pecserviziotitoli.it

Computershare Trust Company NA

PO BOX 505000

Louisville, KY 40233-5000

Web.queries@computershare.com

By Overnight Delivery:

Computershare

462 South 4th Street

Suite 1600

Louisville, KY 40233-5000

CNH Industrial N.V., March 2, 2018